UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 000-50112

Newcastle Resources Ltd.

(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Newcastle Resources Ltd. (the “Company”)

Suite 605 – 475 Howe Street

Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

February 18, 2009

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release dated February 18, 2009 was disseminated via Businesswire.com on February 18, 2009.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has signed a letter of intent with Premier Gold Mines Limited (“Premier”) to option its 100% interest in ten patented mining claims, the Lennie Property. Premier has agreed to pay $400,000 in cash payments over three years and issue 160,000 shares of Premier to the Company, including $100,000 and 40,000 shares on signing of a formal option agreement. A 3.0% Net Smelter Return royalty (“NSR”) is payable to the Company, of which one-third (1% NSR) can be purchased at any time for the sum of $1,000,000. In addition, Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

Completion of the option is subject to Premier performing and being satisfied with its due diligence review of the Lennie Property and Newcastle and Premier negotiating and executing a mutually acceptable option agreement for the Lennie Property.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brent Petterson

Chief Financial Officer and Director

604.684.4312

Item 9.	Date of Report

February 18, 2009.

Schedule “A”

NEWCASTLE RESOURCES LTD.

Suite 605 – 475 Howe Street

Vancouver, BC V6C 2B3

February 18, 2009

NEWCASTLE RESOURCES OPTIONS LENNIE PROPERTY

FOR IMMEDIATE RELEASE:

Newcastle Resources Ltd. (OTCBB: NCSLF) (“Newcastle”) is pleased to announce that it has signed a Letter of Intent with Premier Gold Mines Limited (“Premier”) to option its 100% interest in ten patented mining claims, the Lennie Property, located immediately northeast of the world class Red Lake Gold Mines complex.

Lennie Property

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks. Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.

The last exploration to occur on the Lennie property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the spring to test these potential faults as well as other targets.

For this option, Premier has agreed to pay $400,000 in cash payments over three years and 160,000 shares of Premier, including $100,000 and 40,000 shares on signing of a formal option agreement.  A 3.0% Net Smelter Return royalty ("NSR") is payable to Newcastle, of which one-third (1% NSR) can be purchased at any time for the sum of $1,000,000. In addition, Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

Completion of the option is subject to Premier performing and being satisfied with its due diligence review of the Lennie Property and Newcastle and Premier negotiating and executing a mutually acceptable option agreement for the Lennie Property.

For further information, please contact:

Brent Petterson, CFO	Phone: 604-684-4312	Fax: 604-608-4740

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: February 19, 2009

CW2412034.1